Filed Pursuant to Rule 433

Registration No. 333-183287

September 10, 2012

ONEOK PARTNERS, L.P.

PRICING TERM SHEET

$1,300,000,000

$400,000,000 2.000% Senior Notes due 2017

$900,000,000 3.375% Senior Notes due 2022

Issuer:	ONEOK Partners, L.P.

Guarantor:	ONEOK Partners Intermediate Limited Partnership

Security Type:	Senior Unsecured Notes

Ratings*:	Moody’s: Baa2 (Stable) / S&P: BBB (Stable)

Minimum Denomination:	$2,000 and whole multiples of $1,000 in excess thereof

Pricing Date:	September 10, 2012

Settlement Date:	September 13, 2012

	2.000% Senior Notes due 2017	3.375% Senior Notes due 2022
Maturity Date:	October 1, 2017	October 1, 2022

Principal Amount:	$400,000,000	$900,000,000

Benchmark:	0.625% due August 31, 2017	1.625% due August 15, 2022

Benchmark Yield:	0.660%	1.675%

Re-offer Spread to Benchmark:	+140 bps	+175 bps

Yield to Maturity:	2.060%	3.425%

Coupon:	2.000%	3.375%

Public Offering Price:	99.713%	99.576%

Gross Spread:	0.600%	0.650%

Redemption Provisions:

Make-Whole Call:	T +25 bps (prior to September 1, 2017)	T +30 bps (prior to July 1, 2022)

Par Call:	On or after September 1, 2017 (1 month prior to maturity)	On or after July 1, 2022 (3 months prior to maturity)

Interest Payment Dates:	October 1 and April 1, beginning April 1, 2013	October 1 and April 1, beginning April 1, 2013

CUSIP / ISIN:	68268NAH6 / US68268NAH61	68268NAJ2 / US68268NAJ28

Joint Book-Running Managers:	RBS Securities Inc. Mitsubishi UFJ Securities (USA), Inc. U.S. Bancorp Investments, Inc.

Senior Co-Managers:

Barclays Capital Inc.

Citigroup Global Markets Inc.

Deutsche Bank Securities Inc.

Goldman, Sachs & Co.

J.P. Morgan Securities LLC

Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

SMBC Nikko Capital Markets Limited

UBS Securities LLC

Junior Co-Managers:	UMB Financial Services, Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the prospectus supplement for this offering, the prospectus in that registration statement and any other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling RBS Securities Inc. toll-free at 1-866-884-2071, Mitsubishi UFJ Securities (USA), Inc. toll-free at 1-877-649-6848 and U.S. Bancorp Investments, Inc. toll-free at 1-877-558-2607.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another electronic system.